Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for February 2021 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for February 2021 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In February 2021, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 65.14% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 138.48%, and for regional and international routes decreased by 6.11% and 76.57%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 127.06%. Of which, passenger traffic for domestic routes increased by 236.71%, and for regional and international routes decreased by 16.42% and 79.96%, respectively as compared to the same period last year. The passenger load factor was 64.77%, representing an increase of 17.66 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic routes increased by 19.27 percentage points, and for regional and international routes decreased by 3.85 percentage points and 6.92 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in February 2021, cargo capacity (measured by available tonne kilometers (“ATK”)—Cargo and Mail) increased by 72.91% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”)—Cargo and Mail) increased by 66.53% as compared to the same period last year. The cargo and mail load factor was 56.59%, representing a decrease of 2.17 percentage points as compared to the same period last year.

In February 2021, the Group has newly launched the following major routes: Beijing Daxing-Xi’an-Beijing Daxing, Tianjin-Lanzhou-Tianjin, Tianjin-Shanghai Pudong-Tianjin, Tianjin-Guiyang-Tianjin, Changsha-Lanzhou-Changsha, Sanya-Hangzhou-Sanya (each seven flights a week); Shanghai Pudong-Harbin- Shanghai Pudong (six flights a week).

In February 2021, the Group introduced one A320NEO aircraft. As of the end of February 2021, the Group operated a fleet of 867 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	8	0	8
Airbus 330 Series	4	29	12	45
Airbus 320 Series	98	104	123	325
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	21	0	29
Boeing 737 Series	158	80	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	3	9
ARJ21	1	5	0	6
Total	285	273	309	867

KEY OPERATING DATA OF FEBRUARY 2021

Traffic	February 2021			Cumulative 2021
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	7,596.26	-14.50	236.71	16,480.75	-3.24
Regional	10.00	-15.74	-16.42	21.86	-87.18
International	237.84	-34.79	-79.96	602.57	-93.25
Total	7,844.10	-15.30	127.06	17,105.19	-34.54
RTK (in million)
Domestic	740.28	-17.12	214.36	1,633.45	-1.80
Regional	1.57	-29.87	29.52	3.80	-77.11
International	497.98	-22.61	27.59	1,141.46	-23.88

Total	1,239.82	-19.43	97.74	2,778.71	-12.61
RTK - Cargo and Mail (in million)
Domestic	70.68	-32.68	74.02	175.67	-6.86
Regional	0.68	-42.28	268.07	1.86	6.69
International	476.84	-21.96	65.35	1,087.88	49.54
Total	548.20	-23.56	66.53	1,265.41	37.87
Passengers carried (in thousand)
Domestic	5,003.39	-16.63	253.54	11,004.94	1.00
Regional	9.61	-17.25	-13.00	21.23	-85.67
International	39.34	-35.98	-83.10	100.78	-95.08
Total	5,052.34	-16.83	204.54	11,126.95	-15.01
Cargo and mail carried (in thousand tonnes)
Domestic	43.64	-31.85	72.67	107.67	-5.93
Regional	0.69	-42.83	298.72	1.89	19.13
International	49.56	-22.09	57.16	113.17	33.36
Total	93.88	-27.14	64.77	222.73	10.87

Capacity	February 2021			Cumulative 2021
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	11,498.90	-15.54	138.48	25,113.28	3.83
Regional	32.07	-24.36	-6.11	74.46	-74.66
International	580.53	-29.57	-76.57	1,404.75	-88.69
Total	12,111.50	-16.36	65.14	26,592.49	-27.94
ATK (in million)
Domestic	1,279.43	-15.96	139.60	2,801.90	1.44
Regional	4.55	-19.44	16.66	10.20	-70.18
International	774.86	-22.95	13.54	1,780.47	-28.50
Total	2,058.84	-18.74	68.71	4,592.57	-13.13
ATK — Cargo and Mail (in million)
Domestic	244.53	-17.72	144.46	541.71	-7.43
Regional	1.66	-9.20	101.41	3.50	-54.91
International	722.61	-22.42	57.29	1,654.04	20.52
Total	968.81	-21.26	72.91	2,199.25	11.90

Load Factor	February 2021			Cumulative 2021
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	66.06	0.80	19.27	65.63	-4.79
Regional	31.18	3.19	-3.85	29.36	-28.69
International	40.97	-3.28	-6.92	42.90	-29.00
Total	64.77	0.82	17.66	64.32	-6.49
Cargo and Mail Load Factor
Domestic	28.90	-6.43	-11.70	32.43	0.20
Regional	40.95	-23.46	18.54	53.25	30.74
International	65.99	0.39	3.22	65.77	12.76
Total	56.59	-1.70	-2.17	57.54	10.84
Overall Load Factor (RTK/ATK)
Domestic	57.86	-0.81	13.76	58.30	-1.93
Regional	34.43	-5.12	3.42	37.26	-11.27
International	64.27	0.28	7.07	64.11	3.89
Total	60.22	-0.52	8.84	60.50	0.36

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s)—Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s)—Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

15 March 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.